UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of Earliest Event Reported)
October 22, 2015

Merchants Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-11595	03-0287342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

275 Kennedy Drive South Burlington, Vermont	(802) 658-3400	05403
(Address of principal executive offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In accordance with the terms of the Agreement and Plan of Merger dated as of April 27, 2015 between Merchants Bancshares, Inc. (“Merchants” or the “Company”) and NUVO Bank & Trust Company (“NUVO”), on October 22, 2015 the Boards of Directors of the Company and its wholly-owned subsidiary, Merchants Bank, increased the size of their respective Boards by one and appointed Mr. Donald R. Chase, NUVO’s Chairman of the Board, to fill the resulting vacancies, effective upon completion of the merger of NUVO with and into Merchants Bank (the “Merger”). As previously reported, the Merger was approved by NUVO’s shareholders on September 30, 2015, and is expected to close on or about December 4, 2015, subject to receipt of all required regulatory approvals.

Also on October 22, 2015, the Boards of Directors of the Company and Merchants Bank appointed Mr. Chase to serve on the following standing committees, effective upon completion of the Merger: Audit and Risk Management Committee, Compensation Committee and Nominating and Governance Committee.

Mr. Chase will be entitled to receive the same compensation paid to the non-employee directors of the Company, which currently consists of annual retainers and fees for attendance at meetings. Mr. Chase will also be eligible to participate in the Amended and Restated 2008 Compensation Plan for Non-Employee Directors and Trustees on the same terms as all other non-employee directors of the Company.

There are no understandings or arrangements between Mr. Chase and any other person pursuant to which he was selected as a director of the Company. There are no related party transactions between the Company and Mr. Chase or his related interests that are reportable under Item 404(a) of Regulation S-K.

Mr. Chase has served as Chairman of NUVO’s Board of Directors since 2008, and is the former President, Chief Executive Officer and a director of Westbank Corporation.

Item 7.01	Regulation FD Disclosure

A transcript of the conference call held on October 27, 2015, referred to under Item 8.01 of this Report, is furnished herewith as Exhibit 99.1 to this Report.

Item 8.01	Other Events

On October 27, 2015, management of Merchants held a conference call to discuss the Company’s results of operations for the quarter ended September 30, 2015 and the proposed acquisition of NUVO Bank & Trust Company (“NUVO”), both of which were previously announced in Current Reports on Form 8-K dated October 26, 2015 and April 27, 2015, respectively, filed with the Securities and Exchange Commission (“SEC”).

Information About the Pending Merger Transaction

Neither this document or its exhibit, nor any statements contained herein or therein constitutes an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Merchants’ proposed acquisition of NUVO will be structured as a merger of NUVO with and into Merchants Bank. Merchants has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes a prospectus of Merchants, which also constitutes a proxy statement of NUVO for a special meeting of shareholders held on September 30, 2015 at which the merger was approved. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus, as well as other documents filed by Merchants with the SEC, because they contain important information about the merger and the parties to the transaction. You may obtain a free copy of the proxy statement/prospectus and other related documents filed by Merchants with the SEC at the SEC’s website at www.sec.gov. You may also obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Merchants on its website, at www.mbvt.com.

In addition, copies of the proxy statement/prospectus can be obtained without charge by directing a request to Merchants Bancshares, Inc., 275 Kennedy Drive, South Burlington, VT 05402, Attention: Investor Relations, (802) 865-1807.

Cautionary Note Regarding Forward-Looking Statements

This document contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this Cautionary Note is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to the merger to satisfy the closing conditions in the merger agreement in a timely manner or at all; (2) failure to obtain all required regulatory approvals for the merger; (3) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (4) costs or difficulties related to the integration of the business following the merger; (5) changes in general, national or regional economic conditions; (6) the risk that the anticipated benefits and cost savings from the transaction may not be fully realized or may take longer than expected to realize; (7) changes in loan default and charge-off rates; (8) changes in interest rates or credit availability; (9) possible changes in regulation resulting from or relating to the pending financial reform legislation; (10) changes in levels of income and expense in non-interest income and expense related activities; and (11) competition and its effect on pricing, spending, third-party relationships and revenues. The foregoing list should not be construed as exhaustive, and Merchants undertakes no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, please refer to the filings by Merchants with the SEC, including its periodic and current reports, and to the proxy statement/prospectus included in Merchants’ Registration Statement on Form S-4, which are available on the SEC’s website, at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is furnished with this Report:

Exhibit 99.1 – Transcript of conference call held on October 27, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

MERCHANTS BANCSHARES, INC.

	By:	/s/ Thomas J. Meshako
	Name:	Thomas J. Meshako
	Title:	Chief Financial Officer & Treasurer Principal Accounting Officer
Date: October 28, 2015

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Transcript of conference call held on October 27, 2015